Exhibit 99.2

AVRICORE HEALTH AMENDS OPTIONS

VANCOUVER, BRITISH COLUMBIA – September 10, 2020) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “Avricore”)  announces that its Board of Directors and Shareholders have approved (subject to TSXV approval) the re-pricing of a total of 2,091,072 options to purchase common shares ("Options") to an amended exercise price of $0.10 per Option (the "Re-Pricing").

The Re-Pricing of the Options was approved by the Board of Directors on February 2, 2020. The closing price of the Company's common shares on the TSXV on January 31, 2020, prior to the approval of the Re-Pricing, was $0.03.

150,000 of the Options had been issued on July 20, 2017 with an original exercise price of $0.15. 150,000 of the Options had been issued on September 27, 2017 at an original exercise price of $0.15. 150,000 of the Options had been issued on November 20, 2017 at an original exercise price of $0.28. 1,151,072 of the Options had been issued on December 8, 2017 at an original exercise price of $0.28. 200,000 of the Options had been issued on March 27, 2018 at an original exercise price of $0.24. 150,000 of the Options had been issued on April 11, 2018 at an original exercise price of $0.21 and 140,000 of the Options had been issued on September 12, 2018 at an original exercise price of $0.125.

The Re-Pricing of the Options was approved by the Shareholders at the Company's Annual General Meeting held on April 2, 2020. The Re-Pricing has been submitted for TSXV approval. Prior to the Company's receipt of TSXV approval, none of the Options may be exercised at the revised price.

Hector Bremner CEO stated, ”We feel the Re-Pricing will better align incentives to insiders, employees and consultants with the Company’s, immediate, short and long term objectives.”

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.